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                                                                    Exhibit 6.22


           Proposal for granting exclusive sales and distribution rights to DuCoa for Ricex(R) Stabilized Rice Bran and Ricex(R) Ricelin(TM) solubles for the companion pet food and swine industry markets

DeCoa commits its' sales and technical service support. The completion of this agreement is contingent upon DuCoa's maintenance of internal resources dedicated to the formulation and development of stabilized rice bran and related products to the companion pet food and swine industries.

FoodEx commits that all sales into the companion pet food and swine industry will be part of this agreement. FoodEx will expand production to meet the demands of the industry as appropriate with projected sales volume.

The agreement runs from January 1, 1998 to December 31, 1999 and renews on an annual basis unless one of the parties notifies in writing ninety days prior to the end of the contract period.

Annual volume commitments are to be agreed upon by December 31, 1998 and annually thereafter. Additional requirements and timing will be agreed upon at a later date.

A management group will meet quarterly to review goals and processes required to grow the business. The DuCoa group will be composed of three appropriate representatives of DuCoa as appointed by Dean Barker: the Vice-President of Marketing, the Vice President-Operations, and the Sales/Business Manager for animal feed will represent FoodEx. Additional responsibilities of the group and its' members will be defined at the first quarterly meeting in 1998.

DuCoa will not sell any competitive products. DuCoa may purchase products for its' own use. The product will be billed based on a transfer pricing agreement. DuCoa's transfer price is [* * *] below the published stabilized rice bran price. As of this date, the transfer price is [* * *].

Based on customer requirements, billing can be direct to the customer or to DuCoa. Income will be split [* * *] based on the following schedule. An established price of [* * *] per pound is published for stabilized rice bran for the animal market. At [* * *] per pound, [* * *] agreement generates [* * *] per pound of income. For every [* * *] per pound decrease in price, the strategic alliance income decreases [* * *]. Any pricing below [* * *] per pound must be approved by the Vice President of Marketing for FoodEx. Until that pricing is reached, DuCoa has the right to price based on their knowledge and market price determination. Pricing above [* * *] per pound generates additional income for the strategic alliance at [* * *] per pound. Less than truckload price is published at [* * *] per pound. All pricing is FOB Sacramento.

/s/ Dean Barker                    /s/ Dennis Riddle
Dean Barker, President                 Dennis Riddle

*** Portions of this exhibit have been redacted pursuant to a confidential treatment request.